As filed with the Securities and Exchange Commission on June 23, 2022

Securities Act File No. 333-262743

Investment Company Act File No. 811-05542

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

Registration Statement

under

the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
and/or
Registration Statement
Under
the Investment Company Act of 1940	☒
Amendment No. 10	☒

BlackRock Income Trust, Inc.

(Exact Name of Registrant as Specified In Charter)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 882-0052

John M. Perlowski, President

BlackRock Income Trust, Inc.

55 East 52nd Street

New York, New York 10055

(Name and Address of Agent For Service)

Copies of information to:

Margery K. Neale, Esq.

Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Approximate Date of Commencement of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box  ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box  ☒

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box  ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:             .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:             .

☒

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-262743.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-262743 and 811-05542) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25. Financial Statements And Exhibits

The agreements included or incorporated by reference as exhibits to this Registration Statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading.

(1)

Financial Statements

Part A: The annual report to the Fund’s shareholders for the fiscal year ended December 31, 2021 is incorporated by reference.

Part B: Audited financial statements and financial highlights for the fiscal year ended December 31, 2021 and related Report of Independent Registered Public Accounting Firm are incorporated by reference to the Fund’s Annual Report for the year ended December 31, 2021.

(2)	Exhibits

(a)(1)	Articles of Incorporation of the Registrant are incorporated by reference to Exhibit 1.1 to the Registration Statement on Form N-2 of the Registrant (File No. 33-21476) as filed with the Commission on April 26, 1988.

(a)(2)	Articles of Amendment to the Articles of Incorporation, dated June 19, 1992, are incorporated by reference to Exhibit (a)(2) to the Registration Statement on Form N-2 of the Registrant (File No. 333-262743) as filed with the Commission on June 10, 2022.

(a)(3)	Articles Supplementary to Articles of Incorporation, dated September 17, 2010, are incorporated by reference to the exhibit to the Registrant’s Annual Report on Form N-SAR as filed with the Commission on October 31, 2011.

(a)(4)	Articles of Amendment to the Articles of Incorporation, dated June 1, 2022, are incorporated by reference to Exhibit (a)(4) to the Registration Statement on Form N-2 of the Registrant (File No. 333-262743) as filed with the Commission on June 10, 2022.

(b)(1)	Amended and Restated Bylaws of the Registrant are incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K as filed with the Commission on October 28, 2016.

(b)(2)	Amendment No. 1 to the Amended and Restated Bylaws of the Registrant is incorporated by reference to the exhibit to the Registrant’s Annual Report on Form N-CEN as filed with the Commission on March 15, 2021.

(c)	Inapplicable

(d)(1)	Article V (Capital Stock) and Article VII (Denial of Preemptive Rights) of the Registrant’s Articles of Incorporation are incorporated by reference to Exhibit (a)(1) above.

(d)(2)	Article I (Shareholder Meetings) of the Registrant’s Amended and Restated Bylaws is incorporated by reference to Exhibit (b)(1) above.

(e)	Form of Automatic Dividend Reinvestment Plan is incorporated by reference to Exhibit 10 to the Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 of the Registrant (File No. 33-21476) as filed with the Commission on July 22, 1988.

(f)	Inapplicable

(g)(1)	Investment Management Agreement between the Registrant and BlackRock Advisors, LLC is incorporated by reference to Exhibit (g)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-262743) as filed with the Commission on February 15, 2022.

(g)(2)	Sub-Investment Advisory Agreement with BlackRock International Limited is incorporated by reference to Exhibit (g)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-262743) as filed with the Commission on February 15, 2022.

(g)(3)	Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(4) to the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(g)(4)	Amendment No. 1 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(5) to the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(g)(5)	Amendment No. 2 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(6) to the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(g)(6)	Amendment No. 3 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(7) to the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(g)(7)	Amendment No. 4 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(8) to the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(g)(8)	Form of Amendment No. 5 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(9) to the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(h)(1)	Form of Distribution Agreement is filed herewith.

(h)(2)	Form of Sub-Placement Agent Agreement is filed herewith.

(i)	Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Exhibit (i) to the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(j)	Master Custodian Agreement is incorporated by reference to Exhibit (j) to the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(k)(1)	Form of Amended and Restated Transfer Agency and Service Agreement is incorporated by reference to Exhibit (k)(1) to the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(k)(2)	Form of Administration and Accounting Services Agreement is incorporated by reference to Exhibit (k)(2) to the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(k)(3)	Form of Eighth Amended and Restated Securities Lending Agreement is incorporated by reference to Exhibit (k)(3) to the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(k)(4)	Amended and Restated Administration Agreement between the Registrant and BlackRock Advisors, LLC is incorporated by reference to Exhibit (k)(4) to the Registrant’s Registration Statement on Form N-2 (File No. 333-262743) as filed with the Commission on February 15, 2022.

(k)(5)	BlackRock Closed-End Rule 12d1-4 Fund of Funds Investment Agreement between the Registrant and Advisors Disciplined Trust, dated as of January 19, 2022 is incorporated by reference to Exhibit (k)(4) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of BlackRock Utilities, Infrastructure & Power Opportunities Trust (File No. 333-262272), as filed with the Commission on March 3, 2022.

(k)(6)	BlackRock Closed-End Rule 12d1-4 Fund of Funds Investment Agreement between the Registrant, Rydex Dynamic Funds, Rydex Series Funds, Rydex Variable Trust, Guggenheim Funds Trust, Guggenheim Variable Funds Trust, Guggenheim Strategy Funds Trust, Transparent Value Trust, Guggenheim Active Allocation Fund, Guggenheim Energy & Income Fund, Guggenheim Strategic Opportunities Fund, Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust and Guggenheim Unit Investment Trusts (Guggenheim Defined Portfolios), dated as of January 19, 2022 is incorporated by reference to Exhibit (k)(5) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of BlackRock Utilities, Infrastructure & Power Opportunities Trust (File No. 333-262272), as filed with the Commission on March 3, 2022.

(k)(7)	BlackRock Closed-End Rule 12d1-4 Fund of Funds Investment Agreement between the Registrant, FT Series and First Trust Exchange-Traded Fund VIII dated as of January 19, 2022 is incorporated by reference to Exhibit (k)(6) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of BlackRock Utilities, Infrastructure & Power Opportunities Trust (File No. 333-262272), as filed with the Commission on March 3, 2022.

(k)(8)	BlackRock Closed-End Rule 12d1-4 Fund of Funds Investment Agreement between the Registrant, RiverNorth Funds, RiverNorth/DoubleLine Strategic Opportunity Fund, Inc., RiverNorth Specialty Finance Corporation, RiverNorth Opportunistic Municipal Income Fund, Inc., RiverNorth Managed Duration Municipal Income Fund, Inc., RiverNorth Managed Duration Municipal Income Fund II, Inc., RiverNorth Flexible Municipal Income Fund, Inc. and RiverNorth Flexible Municipal Income Fund II, Inc. dated as of January 19, 2022 is incorporated by reference to Exhibit (k)(7) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of BlackRock Utilities, Infrastructure & Power Opportunities Trust (File No. 333-262272), as filed with the Commission on March 3, 2022.

(k)(9)	BlackRock Closed-End Rule 12d1-4 Fund of Funds Investment Agreement between the Registrant, Thrivent Mutual Funds and Thrivent Series Fund, Inc. dated as of January 26, 2022 is incorporated by reference to Exhibit (k)(8) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of BlackRock Utilities, Infrastructure & Power Opportunities Trust (File No. 333-262272), as filed with the Commission on March 3, 2022.

(l)(1)	Opinion and Consent of Counsel to the Registrant is incorporated by reference to Exhibit (l) to the Registration Statement on Form N-2 of the Registrant (File No. 333-262743) as filed with the Commission on June 10, 2022.

(l)(2)	Opinion and Consent of Counsel to the Registrant is filed herewith.

(m)	Inapplicable

(n)	Independent Registered Public Accounting Firm Consent is incorporated by reference to Exhibit (n) to the Registration Statement on Form N-2 of the Registrant (File No. 333-262743) as filed with the Commission on June 10, 2022.

(o)	Inapplicable

(p)	Inapplicable

(q)	Inapplicable

(r)	Code of Ethics of the Registrant, BlackRock Advisors, LLC and BlackRock International Limited is incorporated by reference to Exhibit 16(a) of Post-Effective Amendment No. 1113 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on January 21, 2022.

(s)(1)	Calculation of the Filing Fee Table (Shelf Registration Statement) is incorporated by reference to Exhibit (s)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-262743) as filed with the Commission on February 15, 2022.

(s)(2)	Calculation of the Filing Fee Table (Shelf Registration Statement) incorporated by reference to Exhibit (s)(2) to the Registration Statement on Form N-2 of the Registrant (File No. 333-262743) as filed with the Commission on June 10, 2022.

(s)(3)	Calculation of the Filing Fee Table (Final Prospectus Dated June 23, 2022) is filed herewith.

(t)	Power of Attorney is incorporated by reference to Exhibit (s) to the Registration Statement on Form N-2 of BlackRock Municipal Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

Item 26. Marketing Arrangements

The information contained under the section entitled “Plan of Distribution” in the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27. Other Expenses Of Issuance And Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Registration fee	$10,568
NYSE listing fee	2,500
Accounting fees and expenses	4,000
Legal fees and expenses	70,000
FINRA fee	17,750

Total	$104,818	(1)

(1)	Estimate is based on the aggregate estimated expenses to be incurred during a three year shelf offering period.

Item 28. Persons Controlled By Or Under Common Control With The Registrant

None.

Item 29. Number Of Holders Of Shares

As of May 31, 2022:

Title Of Class	Number Of Record Holders
Common Shares of Beneficial Interest	974

Item 30. Indemnification

Section 2-418 of the General Corporation Law of the State of Maryland, Article VI of the Registrant’s Charter, Article IV of the Registrant’s Amended and Restated Bylaws and the Investment Management Agreement each provides for indemnification.

Article VI of the Registrant’s Charter provides as follows:

(3) Each director and each officer of the Corporation shall be indemnified by the Corporation to the full extent permitted by the Maryland General Corporation Law, subject to the requirements of the 1940 Act.

(4) To the fullest extent permitted by Maryland law, as it may be amended or interpreted from time to time, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders. No amendment of Charter of the Corporation or repeal of any of its provisions shall limit or eliminate any of the benefits provided to directors and officers in respect of any act or omission that occurred prior to such amendment or repeal.

Article IV of the Registrant’s Amended and Restated Bylaws provides as follows:

Section 1. No Personal Liability of Directors or Officers. No Director, advisory board member or officer of the Fund shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Fund or its shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his or her duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the assets of the Fund for satisfaction of claims of any nature arising in connection with the affairs of the Fund. If any Director, advisory board member or officer, as such, of the Fund, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, such person shall not, on account thereof, be held to any personal liability. Any repeal or modification of the Charter or this Article IV Section 1 shall not adversely affect any right or protection of a Director, advisory board member or officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Section 2. Mandatory Indemnification.

(a) The Fund hereby agrees to indemnify each person who is or was a Director, advisory board member or officer of the Fund (each such person being an “Indemnitee”) to the full extent permitted under the Charter. In addition, the Fund may provide greater but not lesser rights to indemnification pursuant to a contract approved by at least a majority of Directors between the Fund and any Indemnitee. Notwithstanding the foregoing, no Indemnitee shall be indemnified hereunder against any liability to any person or any expense of such Indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of the Indemnitee’s position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “Disabling Conduct”). Furthermore, with respect to any action, suit or other proceeding voluntarily prosecuted by any Indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such Indemnitee (A) was authorized by a majority of the Directors or (B) was instituted by the Indemnitee to enforce his or her rights to indemnification hereunder in a case in which the Indemnitee is found to be entitled to such indemnification.

(b) Notwithstanding the foregoing, unless otherwise provided in any agreement relating to indemnification between an Indemnitee and the Fund, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such Indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (A) a majority vote of a quorum of those Directors who are both Independent Directors and not parties to the proceeding (“Independent Non-Party Directors”), that the Indemnitee is entitled to indemnification hereunder, or (B) if such quorum is not obtainable or even if obtainable, if such majority so directs, a Special Counsel in a written opinion concludes that the Indemnitee should be entitled to indemnification hereunder.

(c) Subject to any limitations provided by the 1940 Act and the Charter, the Fund shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Fund or serving in any capacity at the request of the Fund to the full extent permitted for corporations organized under the corporations laws of the state in which the Fund was formed, provided that such indemnification has been approved by a majority of the Directors.

(d) Any repeal or modification of the Charter or Section 2 of this Article IV shall not adversely affect any right or protection of a Director, advisory board member or officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Section 3. Good Faith Defined; Reliance on Experts. For purposes of any determination under this Article IV, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in the best interests of the Fund, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Fund, or on information supplied to such person by the officers of the Fund in the course of their duties, or on the advice of legal counsel for the Fund or on information or records given or reports made to the Fund by an independent certified public accountant or by an appraiser or other expert or agent selected with reasonable care by the Fund. The provisions of this Article IV Section 3 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in this Article IV. Each Director and officer or employee of the Fund shall, in the performance of his or her duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Fund, upon an opinion of counsel selected by the Board of Directors or a committee of the Directors, or upon reports made to the Fund by any of the Fund’s officers or employees or by any advisor, administrator, manager, distributor, dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Board of Directors or a committee of the Directors, officers or employees of the Fund, regardless of whether such counsel or expert may also be a Director.

Section 4. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IV shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 5. Insurance. The Directors may maintain insurance for the protection of the Fund’s property, the shareholders, Directors, officers, employees and agents in such amount as the Directors shall deem adequate to cover possible tort liability, and such other insurance as the Directors in their sole judgment shall deem advisable or is required by the 1940 Act.

Section 6. Subrogation. In the event of payment by the Fund to an Indemnitee under the Charter or these Bylaws, the Fund shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute such documents and do such acts as the Fund may reasonably request to secure such rights and to enable the Fund effectively to bring suit to enforce such rights.

Reference is also made to:

•	Sections 9 and 10 of the Registrant’s Investment Management Agreement, a form of which is filed as Exhibit (g)(1) of this Registration Statement.

•	Sections 9 and 10 of the Registrant’s Sub-Investment Advisory Agreement, a form of which is filed as Exhibit (g)(2) of this Registration Statement.

Additionally, the Registrant and the other funds in the BlackRock Fixed-Income Complex jointly maintain, at their own expense, E&O/D&O insurance policies for the benefit of its Directors, officers and certain affiliated persons. The Registrant pays a pro rata portion of the premium on such insurance policies.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business And Other Connections Of Investment Advisor

BlackRock Advisors, LLC, a limited liability company organized under the laws of Delaware (the “Advisor”), acts as investment adviser to the Registrant. BlackRock International Limited, a corporation organized under the laws of Scotland (“BIL”), serves as sub-adviser to the Fund (the “Sub-Advisor”). The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Advisor and the Sub-Advisor, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Advisor and the Sub-Advisor or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Advisor filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-47710) and the Form ADV of BIL filed with the Commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-51087).

Item 32. Location Of Accounts And Records

Omitted pursuant to the Instruction of Item 32 of Form N-2.

Item 33. Management Services

Not Applicable

Item 34. Undertakings

(1)	Not applicable.

(2)	Not applicable.

(3)	The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. Accordingly, the Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)

that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933; (2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	If applicable:

(a)

For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(7)

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 23rd day of June, 2022.

BLACKROCK INCOME TRUST, INC.

By:	/s/ John M. Perlowski
John M. Perlowski
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/s/ John M. Perlowski	Director, President and Chief Executive Officer	June 23, 2022
(John M. Perlowski)	(Principal Executive Officer)

/s/ Trent Walker	Chief Financial Officer	June 23, 2022
(Trent Walker)	(Principal Financial and Accounting Officer)

CYNTHIA L. EGAN*	Director
(Cynthia L. Egan)

FRANK J. FABOZZI*	Director
(Frank J. Fabozzi)

LORENZO A. FLORES*	Director
(Lorenzo A. Flores)

STAYCE D. HARRIS*	Director
(Stayce D. Harris)

J. PHILLIP HOLLOMAN*	Director
(J. Phillip Holloman)

R. GLENN HUBBARD*	Director
(R. Glenn Hubbard)

W. CARL KESTER*	Director
(W. Carl Kester)

CATHERINE A. LYNCH*	Director
(Catherine A. Lynch)

ROBERT FAIRBAIRN*	Director
(Robert Fairbairn)

*By:	/s/ Janey Ahn	June 23, 2022
(Janey Ahn, Attorney-In-Fact)

EXHIBIT INDEX

Exhibit Number	Description
(h)(1)	Form of Distribution Agreement
(h)(2)	Form of Sub-Placement Agent Agreement
(l)(2)	Opinion and Consent of Counsel to the Registrant
(s)(3)	Filing Fee Table (Final Prospectus Dated June 23, 2022)